RICHARDSON
& ASSOCIATES
ATTORNEYS AT LAW
--------------------------------------------------------------------------------
                                November 20, 2006




VIA AIR COURIER

Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Mail Stop 3720

     Re:  MACHINETALKER, INC. - FORM 10-K FILED ON APRIL 13, 2006
          - FILE NO. 000-49805

Dear Mr. Spirgel:

         We have the following response to the comment we received from you on November 14, 2006 with respect to the Form 10-KSB filed by MachineTalker, Inc. (the "Company") on April 13, 2006:

         1. The Company's former auditors, Rose, Snyder & Jacobs, LLP, Certified Public Accountants ("RSJ") performed the following non-audit service for the
Company: preparation of the Company's tax return for the year ended December 31, 2004. The Company's Audit Committee considered whether the provision of tax preparation services by RSJ would compromise RSJ's independence and concluded that the nature and limited magnitude of the work would not bias RSJ's 2004 audit of the Company.

            The Company's current auditors, HJ Associates & Consultants, LLP, Certified Public Accountants ("HJ") did not perform any non-audit services for the Company during the year ended December 31, 2005. HJ billed the Company a total of $14,100, the amount disclosed on page 33 of the 10K-SB as audit services billed by HJ, during the year ended December 31, 2005, which amount includes the $4,429 erroneously identified by the Company as non-audit services billed by HJ. The $4,429 was billed to the Company for HJ's review of the 2004 audit prepared by RSJ. Such review was necessary for HJ in order to prepare to audit the Company for the year ended December 31, 2005 and was part of HJ's audit services.


                                        Yours very truly,



                                        /s/ Mark J. Richardson, Esq
                                        --------------------------------------
                                        Mark J. Richardson, Esq.
                                        for Richardson & Associates



        233 Wilshire Boulevard, Suite 820, Santa Monica, California 90401
                Telephone (310) 393-9992 Facsimile (310) 393-2004